UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CATASYS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449191F 104
(CUSIP Number)

Terren S. Peizer
c/o Catasys, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, CA 90025
(310) 444 4300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

August 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 449191F 104                                                                                     13D

1	NAME OF REPORTING PERSON
Socius Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	15,070,382(1)

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	15,070,382(1)

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,070,382(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.18%(2)

14	TYPE OF REPORTING PERSON
OO - Limited liability company

(1) Consists of (i) 5,176,148 shares of Common Stock; (ii) warrants to purchase 5,259,617 shares of Common Stock; and (iii) a secured convertible promissory note convertible into 4,634,617 shares of Common Stock.
(2) Based on 21,385,467 shares of Common Stock of the Issuer issued and outstanding as of November 15, 2011, as reported in the Issuer’s Registration Statement on Form S-1/A, as filed with the Securities and Exchange Commission on November 18, 2011.

CUSIP No. 449191F 104                                                                                     13D

1	NAME OF REPORTING PERSON
Reserva Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	327,500

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	327,500

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
327,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.53%(1)

14	TYPE OF REPORTING PERSON
OO - Limited liability company

 (1) Based on 21,385,467 shares of Common Stock of the Issuer issued and outstanding as of November 15, 2011, as reported in the Issuer’s Registration Statement on Form S-1/A, as filed with the Securities and Exchange Commission on November 18, 2011.

 CUSIP No. 449191F 104                                                                                     13D

1	NAME OF REPORTING PERSON
Terren S. Peizer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
-
4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	7	SOLE VOTING POWER	17,524,773(1)

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	17,524,773(1)

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,524,773(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.37%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Consists of (i) 6,071,564 shares of Common Stock; (ii) warrants to purchase 5,259,617 shares of Common Stock; (iii) a secured convertible promissory note convertible into 4,634,617 shares of Common Stock; and (iv) options to purchase 1,558,975 shares of Common Stock exercisable within the next 60 days.
(2) Based on 21,385,467 shares of Common Stock of the Issuer issued and outstanding as of November 15, 2011, as reported in the Issuer’s Registration Statement on Form S-1/A, as filed with the Securities and Exchange Commission on November 18, 2011.

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on October 20, 2010 and is being filed to report acquisition of additional securities of Catasys, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

ITEM 2.  IDENTITY AND BACKGROUND.

This Amendment is being filed jointly by Socius Capital Group, LLC, a Delaware limited liability company (“Socius”), Reserva Capital, LLC, a California limited liability company (“Reserva”), and Terren S. Peizer, a citizen of the United States of America.  Socius, Reserva and Mr. Peizer are sometimes collectively referred to as the “Reporting Persons.”  Mr. Peizer is the sole member and Managing Director of Reserva which provides investment capital to companies.  Mr. Peizer is Managing Director of Socius which provides investment capital to companies.  Mr. Peizer is also Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The business address of the Reporting Persons is c/o Terren S. Peizer, 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

On August 17, 2011, the Issuer issued to Socius a secured convertible promissory note in the principal amount of $650,000 and warrants to purchase an aggregate of 2,500,000 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”), in exchange for $650,000 in cash. On November 2, 2011, the Issuer issued to Socius an amended and restated secured convertible promissory note, to increase the outstanding principal amount under the existing secured convertible promissory note to $810,000 and issued amended and restated warrants to purchase an aggregate of 3,115,385 shares of the Issuer’s Common Stock in exchange for $160,000 in cash. On November 15, 2011, the Issuer issued to Socius a second amended and restated secured convertible promissory note, to increase the outstanding principal amount under the amended and restated note to $970,000 and issued second amended and restated warrants to purchase an aggregate of 3,730,770 shares of the Issuer’s Common Stock in exchange for $160,000 in cash. On November 30, 2011, the Issuer issued to Socius a third amended and restated secured convertible promissory note, to increase the outstanding principal amount under the second amended and restated note to $1,205,000 and issued third amended and restated warrants to purchase an aggregate of 4,634,617 shares of the Issuer’s Common Stock in exchange for $235,000 in cash. For further information with respect to the transactions described above, please refer to Item 6 below.

The source of funds used by Socius to purchase the securities was working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons intend to hold the securities of the Issuer for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  The aggregate number and percentage of shares of Common Stock to which this Amendment relates is 17,524,773 shares of Common Stock of the Issuer, including shares underlying warrants, stock options and secured convertible promissory notes.  This represents approximately 53.37% of the shares of the Issuer's Common Stock, based upon 21,385,467 shares of Common Stock of the Issuer issued and outstanding as of November 15, 2011, as reported in the Issuer's Registration Statement on Form S-1/A, as filed with the Securities and Exchange Commission on November 18, 2011.

The share number includes 1,558,975 stock options held by Mr. Peizer individually, 327,500 shares of Common Stock beneficially owned by Reserva, which is owned and controlled by Mr. Peizer, 567,916 shares of Common Stock beneficially owned by Bonmore, LLC ("Bonmore"), which is owned and controlled by Mr. Peizer, and 5,176,148 shares of Common Stock, 4,634,617 shares of Common Stock underlying a secured convertible promissory note and 5,259,617 shares of Common Stock underlying warrants beneficially owned by Socius, which is owned and controlled by Mr. Peizer.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as its Managing Director, Mr. Peizer may be deemed to beneficially own or control shares owned by Socius, Reserva and Bonmore.

(b)  Reserva and Bonmore, which are owned and controlled by Mr. Peizer, have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a) hereof.  Socius, which is owned and controlled by Mr. Peizer, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock underlying the warrants reported as beneficially owned by it in Item 5(a) hereof.  Mr. Peizer has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock underlying the employee stock options reported as beneficially owned by him in Item 5(a) hereof. See rows 7 through 10 of each cover page for the Reporting Persons.

(c)  Except as described in this Amendment, the Reporting Persons have not effected any transactions in the securities of the Issuer during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Securities Purchase Agreement, dated August 17, 2011, Socius purchased a $650,000 secured convertible promissory note (the “August Note”) and a warrant to purchase an aggregate of 2,500,000 shares of the Issuer’s Common Stock, or in the event of a financing of at least $2,000,000 (a “Qualified Financing”), an amount equal to the price per share of the securities issued in the Qualified Financing multiplied by a factor equal to twice the product of the number of warrants issued in the Qualified Financing divided by the number of shares issued in the Qualified Financing at a purchase price of $0.32 per share (the “August Warrant”).  The exercise price of the August Warrant and number of shares of Common Stock issuable under the August Warrant are subject to anti-dilution provisions, subject to customary exceptions. The August Warrant expires on August 17, 2016.

The August Note matures on November 17, 2011 and bears interest at an annual rate of 12% payable in cash at maturity, prepayment or conversion. The August Note and any accrued interest are convertible at the holder’s option into the Issuer’s Common Stock or securities issued in the next Qualified Financing.  The conversion price for the August Note, if converted at Socius’s option is equal to the lowest of (i) $0.26 per share of Common Stock, (ii) the lowest price per share of Common Stock into which any security is convertible in any Qualified Financing, and (iii) the volume weighted average price per share for the 10 days following the effective date of the reverse split.

The information above reflects a 1-for-40 reverse stock split of the Issuer’s outstanding Common Stock effected on September 6, 2011.

Effective October 5, 2011, Socius entered into a Consent Agreement (the “Consent Agreement”) with the Issuer in connection with the August Note.  The Consent Agreement provided that the maturity date of the August Note be extended to January 5, 2012 and that the August Note be secured by a first priority security interest in all assets of the Issuer on a pari passu basis with the other notes issued simultaneously therewith.

Pursuant to an Amended and Restated Secured Convertible Promissory Note (the “November Note”), dated November 2, 2011, Socius agreed to increase the outstanding principal amount under the August Note to $810,000.  In connection with the November Note, the Issuer issued to Socius warrants to purchase an aggregate of 3,115,385 shares of the Issuer’s Common Stock, or in the event of a Qualified Financing, an amount equal to the price per share of securities issued in the Qualified Financing multiplied by a factor equal to twice the product of the number of warrants issued in the Qualified Financing divided by the number of shares of Common Stock issued in the Qualified Financing at a purchase price of $0.32 per share (the “November Warrant”), which amended and restated the August Warrant.  The November Warrant contains anti-dilution provisions, and the per share exercise price of $0.32 and number of shares of Common Stock underlying the November Warrant are subject to adjustment for financings and share issuances below the exercise price.

The November Note matures on January 5, 2012 and bears interest at an annual rate of 12% payable in cash at maturity, prepayment or conversion.  The November Note and any accrued interest are convertible at the holder’s option into Common Stock or securities issued in the next Qualified Financing.  The conversion price for the November Note is equal to the lower of (i) $0.26 per share of Common Stock, and (ii) the lowest price per share of Common Stock into which any security is convertible in any Qualified Financing.

Effective November 2, 2011, Socius entered into an Amendment to Consent Agreement (the “Consent Amendment”) with the Issuer to amend the Consent Agreement and to adjust Socius’s sharing percentage in recoveries against collateral securing the November Note in order to reflect the increased principal amount thereunder.

Pursuant to a Second Amended and Restated Secured Convertible Note (the “Second Amended and Restated Note”), dated November 15, 2011, Socius agreed to increase the outstanding principal amount under the November Note to $970,000. In connection with the Second Amended and Restated Note, the Issuer issued to Socius warrants to purchase 3,730,770 shares of the Issuer’s Common Stock, or in the event of a Qualified Financing, an amount equal to the price per share of securities issued in the Qualified Financing multiplied by a factor equal to twice the product of the number of warrants issued in the Qualified Financing divided by the number of shares of Common Stock issued in the Qualified Financing (the “Second Amended and Restated Warrant”), which amended and restated the November Warrant.  The Second Amended and Restated Warrant contains anti-dilution provisions, and the per share exercise price of $0.32 and number of shares of Common Stock underlying the Second Amended and Restated Warrant are subject to adjustment for financings and share issuances below the exercise price.

The Second Amended and Restated Note matures on January 5, 2012 and bear interest at an annual rate of 12% payable in cash at maturity, prepayment or conversion.  The Second Amended and Restated Notes and any accrued interest are convertible at the holder’s option into Common Stock or securities issued in the next Qualified Financing.  The conversion price for the Second Amended and Restated Note is equal to the lower of (i) $0.26 per share of Common Stock, and (ii) the lowest price per share of Common Stock into which any security is convertible in any Qualified Financing.

Effective November 15, 2011, Socius entered into a Second Amendment to Consent Agreement (the “Second Consent Amendment”) with the Issuer to amend the Consent Amendment and to adjust Socius’s sharing percentage in recoveries against collateral securing the Second Amended and Restated Notes in order to reflect the increased principal amount thereunder.

Pursuant to a Third Amended and Restated Secured Convertible Note (the “Third Amended and Restated Note”), dated November 30, 2011, Socius agreed to increase the outstanding principal amount under the Second Amended and Restated Note to $1,205,000. In connection with the Third Amended and Restated Note, the Issuer issued to Socius warrants to purchase 4,634,617 shares of the Issuer’s Common Stock, or in the event of a Qualified Financing, an amount equal to the price per share of securities issued in the Qualified Financing multiplied by a factor equal to twice the product of the number of warrants issued in the Qualified Financing divided by the number of shares of Common Stock issued in the Qualified Financing (the “Third Amended and Restated Warrant”), which amended and restated the Second Amended and Restated Warrant.  The Third Amended and Restated Warrant contains anti-dilution provisions, and the per share exercise price of $0.32 and number of shares of Common Stock underlying the Third Amended and Restated Warrant are subject to adjustment for financings and share issuances below the exercise price.

The Third Amended and Restated Note matures on January 5, 2012 and bears interest at an annual rate of 12% payable in cash at maturity, prepayment or conversion.  The Third Amended and Restated Note and any accrued interest are convertible at the holder’s option into Common Stock or securities issued in the next Qualified Financing.  The conversion price for the Third Amended and Restated Notes is equal to the lower of (i) $0.26 per share of Common Stock, and (ii) the lowest price per share of Common Stock into which any security is convertible in any Qualified Financing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1   Joint Filing Agreement dated December 5, 2011, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
99.2   Third Amended and Restated Secured Convertible Promissory Note by and between Catasys, Inc. and Socius Capital Group, LLC, dated November 30, 2011.
99.3   Third Amended and Restated Warrant by and between Catasys, Inc. and Socius Capital Group, LLC, dated November 30, 2011.
99.4   Second Amendment to Consent Agreement, dated November 15, 2011.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 5, 2011	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: December 5, 2011	RESERVA CAPITAL, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: December 5, 2011	/s/ Terren S. Peizer
	Name:	Terren S. Peizer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).